Exhibit 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31,
(in millions, except ratios)	2015	2014	2013	2012	2011
Excluding interest on deposits
Income from continuing operations before income taxes	$30,702	$30,699	$26,675	$29,566	$27,358
Fixed charges:
Interest expense	6,211	6,264	7,610	8,498	9,749
One-third of rents, net of income from subleases(a)	535	624	616	554	562
Total fixed charges	6,746	6,888	8,226	9,052	10,311
Add: Equity in undistributed loss of affiliates/Less: Equity in undistributed income of affiliates	406	1,026	770	172	59
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$37,854	$38,613	$35,671	$38,790	$37,728
Fixed charges, as above	$6,746	$6,888	$8,226	$9,052	$10,311
Ratio of earnings to fixed charges	5.61	5.61	4.34	4.29	3.66
Including interest on deposits
Fixed charges as above	$6,746	$6,888	$8,226	$9,052	$10,311
Add: Interest on deposits	1,252	1,633	2,067	2,655	3,855
Total fixed charges and interest on deposits	$7,998	$8,521	$10,293	$11,707	$14,166
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$37,854	$38,613	$35,671	$38,790	$37,728
Add: Interest on deposits	1,252	1,633	2,067	2,655	3,855
Total income from continuing operations before income taxes, fixed charges and interest on deposits	$39,106	$40,246	$37,738	$41,445	$41,583
Ratio of earnings to fixed charges	4.89	4.72	3.67	3.54	2.94

(a)	The proportion deemed representative of the interest factor.